COMMISSION FILE NUMBER

000-33385

CUSIP NUMBER

128246 10 5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For period Ended: July 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Calavo Growers, Inc.

Full Name of Registrant

Former Name if Applicable

1141-A Cummings Road

Address of Principal Executive Office (Street and Number)

Santa Paula, CA, 93060

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Calavo Growers, Inc. (“our”) is unable to file its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the period ended July 31, 2014 by the scheduled filing deadline because the review and finalization of certain disclosures in our Form 10-Q could not be completed without unreasonable effort or expense. It is anticipated that the Form 10-Q, along with the interim financial statements, will be filed on or before the 5th calendar day following the prescribed due date of our Form 10-Q.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Arthur J. Bruno	805	525-1245
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s press release dated September 9, 2014, announcing its results for the third quarter of 2014 (the “Press Release”), which provides unaudited financial results for the three months and nine months ended July 31, 2014, discloses the Company’s results of operations from the corresponding periods of the prior fiscal year. The Press Release was furnished as Exhibit 99.1 to the Current Report filed on September 10, 2014.

Calavo Growers, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 10, 2014	By	/s/ Arthur J. Bruno
Arthur J. Bruno Chief Operating Officer, Chief Financial Officer and Corporate Secretary